NEWS RELEASE

BROOKFIELD ASSET MANAGEMENT TO CONTRIBUTE
TIMBER ASSETS TO NEW INCOME TRUST

TORONTO, December 19, 2005 - Brookfield Asset Management (NYSE/TSX: BAM) today announced that Acadian Timber Income Fund (the “Fund”) has filed a preliminary prospectus with securities regulatory authorities in each of the provinces and territories of Canada relating to an initial public offering of Fund units. The proceeds of the offering will be used to acquire a controlling interest in an affiliate of Brookfield Asset Management, which owns approximately 311,000 acres of freehold timberlands in Maine, and to acquire approximately 765,000 acres of freehold timberlands and related assets in New Brunswick from Fraser Papers Inc. (TSX: FPS). Brookfield’s retained interest is expected to be between approximately 27% and 32% of the outstanding Fund units on a fully diluted basis, which will be determined upon the pricing of the Fund’s initial public offering, expected to occur in the first quarter of 2006.

The Fund will be managed by Brookfield Timberlands Management LP, a wholly owned subsidiary of Brookfield Asset Management.

A preliminary prospectus relating to the Fund units has been filed by the Fund with securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities.  This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities.  In addition, the Fund units have not been registered under the United States Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.